

August 27, 2013

Via E-mail
Seth R. Weissman
Vice President, General Counsel & Secretary
SolarCity Corporation
3055 Clearview Way
San Mateo, CA 94402

> **Re:** **SolarCity Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-189404**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-189405**

Dear Mr. Weissman:

The Division of Trading and Markets has reviewed your letter dated August 2, 2013 regarding the above-captioned filings and has the following comments. Please note that this letter supplements our letter dated August 15, 2013.

General

1. We note your response to comment three of our letter dated July 15, 2013. Please advise us as to what consideration you have given to disclosing the following:

   - The shortage of SolarCity shares available to be borrowed in the market and that the cost to borrow is substantially higher than the cost for the "typical convertible note issuer;"

   - That prospective purchasers would be unwilling to participate in the convertible note offering without the ability to establish a short position as facilitated by the common stock offering;

   - The typical price paid to borrow SolarCity shares in the market; and

   - The likely impact of the common stock offering on the current borrow rate of the shares, including how it might negatively impact the ability of stockholders to lend shares.

2. Your response to comment three of our letter dated July 15, 2013 states that "GSFM will sell the borrowed shares to the underwriters in the common stock offering." Please supplementally advise us of the price at which GSFM will sell such shares.

3. We note your response to comment 13 of our letter dated July 15, 2013. Please elaborate on your previous response by providing us with additional analysis regarding the applicability of Regulation M to both the common stock offering and convertible note offering. Please ensure that your analysis addresses, among other things, each of the following:

    - Whether the offerings are distributions for purposes of Regulation M;

    - Identification of any restricted period in both offerings;

    - Identification of the covered persons in both offerings;

    - Identification of any purchases, bids, or attempts (directly or indirectly) to induce any purchases or bids of a covered security during a restricted period in connection with both offerings and an analysis of whether any exception applies; and

    - Identification of any purchases or bids of a covered security that may occur outside a restricted period in both offerings.

4. We note your response to comment 13 of our letter dated July 15, 2013. Please provide us with additional analysis regarding the applicability of Regulation SHO to both the common stock offering and convertible note offering, including how the underwriters and their affiliates will comply with Regulation SHO. We also note the language in your response stating that each of the underwriters "intends" to implement procedures which prohibit entities that enter into hedging transactions with the underwriters from purchasing shares in the registered offering. Please confirm that each of the underwriters and their affiliates will implement such procedures.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any questions pertaining to these comments.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven V. Bernard, Esq. (*via E-mail*)
       Wilson Sonsini Goodrich & Rosati, P.C.